September 18, 2009

VIA EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief

Division of Corporation Finance

Re:	OpenTV Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 10, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 7, 2009
File No. 001-15473

Dear Mr. Gilmore:

OpenTV Corp. (the “Company”) is writing this letter in response to the Commission’s letter dated September 3, 2009. The headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Commission’s letter. References to page numbers in the Company’s responses are references to the page numbers in the applicable periodic report. References to “Form 10-K” are to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 as filed on March 10, 2009, and references to “Form 10-K/A” are to Amendment No. 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 as filed on April 30, 2009. References to “Form 10-Q” are to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 as filed on August 7, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

SEC Comment:

1.	In future filings, please indicate in this section whether you have any off-balance sheet arrangements. If you have none, please so state. See Item 303(a)(4) of Regulation S-K and Rule 12b-13 of the Exchange Act.

Securities and Exchange Commission

September 18, 2009

Response:

The Company acknowledges the Staff’s comment and will provide additional disclosure in future filings with respect to off-balance sheet arrangements in accordance with Item 303(a)(4) of Regulation S-K and Rule 12b-13. For the information of the Staff, the Company does not currently, and did not as of December 31, 2008, use off-balance sheet arrangements with unconsolidated entities or related parties, nor does the Company use other forms of off-balance sheet arrangements, such as research and development arrangements. The Company and its subsidiaries have entered into operating leases for office facilities worldwide as well as for some equipment in the normal course of business. The Company treats these arrangements as contractual obligations for accounting purposes.

Results of Operations for the Years Ended December 31, 2008, 2007 and 2006

Revenues, page 34

SEC Comment:

2.	We note your disclosure in a risk factor on page 13 that you sometimes face downward pricing pressures as a result of competition and the general economic climate. Please tell us what consideration you gave to addressing in your Management’s Discussion and Analysis the extent to which material increases in your revenues over the past three years are attributable to increases in the prices of your products. See Item 303(a)(3)(iii) of Regulation S-K.

Response:

The Company has considered the requirements of Item 303(a)(3)(iii) of Regulation S-K. The Company advises the Staff that it does not believe that material increases in the Company’s revenues over the past three years have been attributable to increases in the prices of the Company’s products. The Company believes that there is a risk that the average price for its products will decline over time as a result of volume discounts provided to customers based on the number of copies of the Company’s software they deploy or the amount of business they do with Company. In addition, competitive pressures and general economic conditions have increased price competition recently. These factors are discussed in the referenced risk factor on page 13 of the Form 10-K and also in Management’s Discussion and Analysis on page 34.

Securities and Exchange Commission

September 18, 2009

With respect to the overall increase in revenues experienced over the last three years, the Company advises the Staff that such increases are primarily due to three factors. First, new customers have commenced deploying products containing the Company’s software, which generally generates both royalties and services revenues for the Company. For example, the Company discloses on page 36 of the Form 10-K that it started receiving royalties in 2008 from Reliance Communications, a network operator customer located in India. Second, existing customers may increase the overall level of deployment of products containing the Company’s software, resulting in increased royalties paid to the Company. For example, the Company indicates on page 35 of the Form 10-K that royalties from both Sky Italia and Multichoice Africa increased in 2008 as compared with 2007 primarily due to increased deployments by these network operator customers of set-top boxes containing the Company’s products. Third, the Company expects over time to see increased shipments by its customers of personal video recorder (PVR)-enabled set top boxes, as customer demand increases around the world for the ability to record televised content. This increases the Company’s revenues because the Company charges an incremental royalty for its PVR software. This trend is discussed on page 35 of the Form 10-K, where, in particular, the Company notes that royalties from British Sky Broadcasting (BSkyB) increased in 2008 as compared with 2007, primarily as a result of increased deployments of the Company’s PVR software.

More generally, the Company has disclosed in its Form 10-K on pages 34-35 of the Management’s Discussion and Analysis section that a significant portion of the Company’s royalty revenues is “dependent upon customers’ subscriber base, the growth in their subscriber base and the related quantities of set-top boxes deployed with [the Company’s] software.” The Company further highlights that “[s]pecific royalty trends associated with set-top box deployments by our customers are difficult to discern in many cases as we do not control or directly influence actual deployment schedules of our customers.” Similar disclosure regarding the factors that influence the level of revenues generated from services and support engagements is contained on page 37 of the Form 10-K.

The Company confirms that it will continue to consider the disclosure requirements of Item 303(a)(3)(iii) of Regulation S-K and will provide additional disclosure of the extent to which any material increases in revenues are attributable to increases in prices of the Company’s products.

Royalties and licenses, page 34

SEC Comment:

3.

We note your disclosure that revenues from Echostar declined in fiscal 2008 as compared to fiscal 2007 in part because of the late receipt in 2009 of a royalty report for set-top boxes shipped in 2008. Please tell us how you considered whether or not omitting the revenues on the late report from your consolidated financial statements for fiscal

Securities and Exchange Commission

September 18, 2009

2008 was an error pursuant to paragraph 25 of SFAS 154 or tell us what authoritative accounting literature you considered to determine your treatment of this report was appropriate. Similar concerns apply to the inclusion of the revenues on this report in your condensed consolidated financial statements for the fiscal quarter ended March 31, 2009.

Response:

The Company respectfully advises the Staff that it does not believe that its treatment of the late report from EchoStar during the first quarter of 2009 for set-top boxes that were shipped during 2008 constitutes an “error” as defined in paragraph 2(h) of SFAS 154. As disclosed in Note 3. Summary of Significant Accounting Policies under the section entitled Revenue Recognition appearing on page F-11 of the Form 10-K, the Company generally recognizes royalties upon notification of shipment or activation of the Company’s software in set-top boxes, which is in accordance with Statement of Position (SOP) 97-2, “Software Revenue Recognition” (SOP 97-2). With respect to royalty revenues derived from the shipment of set-top boxes containing the Company’s software, the Company is unable to determine the amount of such royalties until the applicable customer reports the number of set-top boxes shipped; generally, the Company’s middleware customers report shipments on a quarterly basis in arrears. Accordingly, the Company believes that royalty fees payable in respect of set-top boxes shipped by any customer are not fixed or determinable until the Company receives the royalty report from the customer specifying the number of set-top boxes shipped during the relevant period. The Company therefore believes that its recognition of the revenues generated from EchoStar for the affected periods was in compliance with the principles of SOP 97-2 and the Company’s stated revenue recognition policy.

SEC Comment:

4.	You attribute a portion of changes in revenues in fiscal 2008 to changes in your agreement with Bell TV that converted your pricing model from an upfront royalty to a recurring subscription fee per set-top box. In addition, we note your disclosures on page 5 that you intend to grow your subscription-based business. In this regard, please tell us what consideration you gave to quantifying changes in the total volume and pricing of one-time license fees compared to changes in the total volume and pricing of subscription-based fees. See Item 303(A)(3)(iii) of Regulation S-K.

Securities and Exchange Commission

September 18, 2009

Response:

As disclosed on page 5 of the Form 10-K, the Company currently offers its middleware products pursuant to two pricing models: (1) one-time upfront royalty payments upon shipment of a set-top box containing the Company’s middleware and (2) recurring subscription-based fees based on the number of active set-top boxes deployed with the Company’s software, measured on a monthly or quarterly basis. The Company has recently entered into subscription-based arrangements, but such arrangements generated only about 3% of the Company’s total royalties and licenses revenues during the six months ended June 30, 2009. Given the relatively small percentage of revenues currently derived from subscription-based fee arrangements, the Company does not believe at this time that separately quantifying changes in the total volume and pricing of subscription-based fees as compared with revenues derived from the upfront royalty model would provide meaningful information to investors.

With respect to customer accounts for which the Company has agreed to a change in pricing models, the Company believes that disclosure of quantitative information concerning the impact of such change on the Company’s revenues may provide useful information to investors, particularly for purposes of comparability with prior periods. Accordingly, for each of the relevant periods discussed in Management’s Discussion and Analysis section of the Form 10-K, the Company quantified, in dollars, the impact that the change to subscription-based pricing had on revenues generated by OpenTV from Bell TV. On a forward-looking basis, the Company also noted on page 36 of the Form 10-K that it expects the “cumulative per set-top box subscription fees paid by Bell TV over the expected period of use of the set-top box to more than compensate for the relative difference between the amount of the prior upfront royalty and the recurring subscription fee.” Other than these disclosures, the Company advises the Staff that it does not believe that management can reliably quantify or estimate the proportion of revenues that will be generated in the future from upfront royalty payments versus revenues generated from recurring subscription-based fees.

Item 8. Financial Statements and Supplementary Data

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

SEC Comment:

5.

We note your statements on page 5 that you have entered into subscription based licensing arrangements with some of your network operator customers, pursuant to which you are paid a monthly fee for each set-top box that is deployed by the network operator for so long as that set-top box remains in use by the end-user, and you expect to derive an increasing portion of your revenues from subscriber-based fees. You also indicate on page 29 that you may apply different revenue recognition policies to different customer contracts depending on whether the contracts are one-time licensing or

Securities and Exchange Commission

September 18, 2009

subscription-based arrangements. However, your revenue recognition policy does not appear to specifically address the differences between these types of arrangements. In this regard, please clarify for us how your revenue recognition policy addresses your accounting for subscription-based arrangements.

Response:

In respect of the upfront royalty pricing model, the Company advises the Staff that the Company generally recognizes the associated royalty payments as revenue at the time the set-top box containing the Company’s software is reported as having been shipped to or deployed by the Company’s customer, provided that all of the other requirements for revenue recognition have been satisfied. In a subscription-based pricing model, the Company’s customers will generally report, on a monthly or quarterly basis, the total number of active set-top boxes containing the Company’s software that are deployed by such customer, and the Company will recognize as revenues the applicable subscription fee in respect of such reported set-top boxes, provided that all of the other requirements for revenue recognition have been satisfied.

In light of the Staff’s comment, the Company intends to revise its future disclosures concerning the Company’s revenue recognition policy to discuss further the Company’s accounting for subscription-based arrangements. For the information of the Staff, the Company intends to revise in future filings the section entitled Royalties and licenses under the heading Revenue Recognition in Note 3. Summary of Significant Accounting Policies to the following effect:

“Royalties and licenses. In accordance with Statement of Position (SOP) 97-2, “Software Revenue Recognition” (SOP 97-2), we generally recognize royalties in the case of upfront royalty arrangements upon the notification of initial shipment, deployment or activation of our software; in the case of usage or subscription-based arrangements, we generally recognize royalties on a periodic basis, usually monthly or quarterly, based upon the number of copies of our software reported as active or in use for the relevant period. Royalty revenue is considered to be fixed or determinable as reported and is further subject to the existence of a signed contract and probable collection of the resulting receivable. We generally recognize license fees if a signed contract exists, delivery of the relevant software has occurred, the fee is fixed or determinable and collection of the resulting receivable is probable. For non-refundable prepaid royalties, we generally recognize revenue upon delivery of our software, provided that all other requirements of SOP 97-2 have been met.”

Securities and Exchange Commission

September 18, 2009

Note 17. Income Taxes, page F-32

SEC Comment:

6.	Please provide us with the calculation of your federal income tax benefit at the statutory rate of 35% of ($1,426) and ($2,950) for fiscal 2007 and 2006, respectively.

Response:

As requested, the Company provides the Staff with the following supplemental information concerning the calculation of the federal income tax benefit at the statutory rate of 35% for fiscal 2007 and 2006:

	2007	2006
Profit (loss) before income taxes (Per income statement)	942	(6,761)
Loss from discontinued operations before income taxes (Note 6)	(5,016)	(1,667)

Total profit (loss) before income taxes	(4,074)	(8,428)
US federal statutory tax rate	35%	35%

Income tax benefit at federal statutory tax rate of 35%	(1,426)	(2,950)

Securities and Exchange Commission

September 18, 2009

Item 9A. Controls and Procedures

b. Management Report on Internal Control Over Financial Reporting, page 54

SEC Comment:

7.	Please confirm that in future filings you will include the disclosure required by Item 308(a)(4) of Regulation S-K.

Response:

The Company confirms that it will include the disclosure required by Item 308(a)(4) of Regulation S-K in future filings of the Company’s annual report on Form 10-K.

c. Limitations on Controls, page 54

SEC Comment:

8.	We note your statement that “A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Accordingly, your disclosure should state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at that reasonable assurance level. Please confirm that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this report. Please confirm that you will provide similar disclosure in future filings.

Response:

The Company confirms that its principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2008. The Company also confirms that it will include disclosure in future filings regarding the conclusions of the principal executive officer and principal financial officer concerning whether the Company’s disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the applicable report.

Securities and Exchange Commission

September 18, 2009

d. Significant Changes in Internal Control Over Financial Reporting, page 54

SEC Comment:

9.	We note your statement that “there were no additional changes in internal control over financial reporting implemented during the fourth quarter of fiscal 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.” Please describe to us the specific changes you are referring to in this disclosure. Additionally, in future filings, please remove the word “significant” from the title of this subsection and revise your disclosure to state clearly, if true, there were changes in your internal control over financial reporting that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect your internal control over financial reporting. See Item 307 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company advises that no changes in the Company’s internal control over financial reporting were made during the fourth quarter of fiscal 2008 that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company will clarify the disclosure in future filings to state clearly whether there were any changes in internal control over financial reporting that occurred during the applicable fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company also confirms that it will remove the word “significant” from the title of this subsection in future filings.

Part III (From Form 10-K/A filed April 30, 2009)

Compensation Discussion and Analysis

Setting Executive Compensation, page 6

SEC Comment:

10.	Your disclosure in this section suggests that your compensation and nominating committee may have used information from other companies to determine compensation levels for your named executive officers. Please clarify the precise nature of your benchmarking activities. If you benchmark either total or individual elements of compensation against comparable companies, clarify how you benchmark, such as whether you set a specific percentile or range for total or individual compensation, and identify the companies that comprise the benchmark. See Item 402(b)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Securities and Exchange Commission

September 18, 2009

Response:

The Company advises the Staff that, in setting compensation levels for the Company’s executive officers, the compensation and nominating committee of the Company’s board of directors has historically considered broad-based data provided by a third-party advisory firm, such as Radford. In considering proposed base salary adjustments for executive officers in 2008, the committee was provided with comparative data compiled from the January 2008 Radford Executive Compensation Survey. The specific data provided included a base salary range between the 45th and 75th percentiles that was derived from companies included in the survey that were similarly situated in terms of geography (Northern California), amount of annual revenues (under $200 million) and industry (software products and services). Because the data was derived from a broad-based survey, the Company did not identify the companies that participated in the survey, as contemplated pursuant to the guidance set forth in Question 118.05 of the Commission’s Regulation S-K Compliance and Disclosure Interpretations. To the extent the Company has in the past sought to hire new executive officers or proposed changes to target bonus amounts or equity compensation arrangements in respect of its executive officers, the committee has historically been provided with relevant broad-based data provided by an advisory firm such as Radford.

Base Salary, page 7

SEC Comment:

11.	Your disclosure regarding how your compensation and nominating committee determined the salary adjustments made for your named executive officers in 2008 is vague. You indicate that adjustments to base salaries historically have been based on evaluations of job performance, changes in the scope of an executive’s responsibilities, and company and market comparative data. Please discuss the specific factors that your compensation and nominating committee considered in awarding salary increases to Messrs. Bennett, Mukherjee, Beariault and Ivanchenko in 2008. For example, please discuss any individual and corporate performance criteria that were considered in setting base salaries for 2008. Please also discuss any changes in an executive’s scope of responsibilities that resulted in a change in that executive’s base salary in 2008. Tell us how the company weighed the various factors it considered.

Securities and Exchange Commission

September 18, 2009

Response:

The Company advises the Staff that the primary factors considered by the compensation and nominating committee in awarding salary increases to the named executive officers included:

•

Performance Reviews: In the case of Nigel Bennett, the Company’s Chief Executive Officer, the committee discussed with the Chairman of the Board the performance of Mr. Bennett. In the case of the other named executive officers, the committee discussed the performance of each such officer with the Company’s Chief Executive Officer. As part of those discussions, the committee considered the Company’s overall achievement of its financial and strategic goals and made a qualitative assessment of the contribution of the relevant executive towards the Company’s achievement of such goals.

•

Broad-based Third Party Survey: As discussed above in the Company’s response to Comment 10, the committee considered comparative market data compiled from the January 2008 Radford Executive Compensation Survey.

•

Comparison with other Executive Officers. As part of its annual review of base salary amounts, the committee reviews and compares the salary levels of the members of the Company’s management team to ensure, where appropriate, parity and fairness.

•

Change in Duties and Responsibilities. The committee also reviews any change in duties or responsibilities since the date of the last salary adjustments to ensure, where appropriate, that salary levels are commensurate with the level of responsibility assumed by the applicable executive officer.

In respect of 2008, the Company advises the Staff that the base salary increase awarded to Mr. Bennett was primarily in connection with his promotion to the Company’s Chief Executive Officer in March 2008. Previously, Mr. Bennett served as Acting Chief Executive Officer and Chief Operating Officer. The base salary increases awarded to the other named executive officers were approved by the committee after consideration primarily of the individual performance reviews conducted by the Chief Executive Officer and the review of comparative salary information compiled from the January 2008 Radford Executive Compensation Survey.

Bonus, page 7

SEC Comment:

12.

In your response letter, please tell us the bonus awards, if any, that were paid to your named executive officers for 2008. We note from your disclosure in your Form 10-Q for the quarter ended June 30, 2009 that during the quarter you paid approximately $6.4 million in employee bonuses for achievement of company and individual performance objectives in 2008. Please tell us the individual target bonus amounts that were set for

Securities and Exchange Commission

September 18, 2009

each of your named executive officers for 2008 and describe the individual and company performance goals that were the bases for the awards. Please also describe any other factors that the compensation and nominating committee considered in determining the size of the bonus awards. Please tell us when your compensation and nominating committee established the target bonus levels and individual and company performance goals used to determine the bonus awards for 2008. If the targets and goals were established before you filed your amended 10-K, please tell us why you did not disclose them in your filing. See Item 402(b)(vii) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website. If you have omitted specific performance goals in reliance on Instruction 4 to Item 402(b) of Regulation S-K, please confirm that you have a competitive harm analysis that supports your reliance on that instruction, or advise. Please note that to the extent that it is appropriate to omit specific targets pursuant to Instruction 4 to Item 402(b), your disclosure should address how difficult it will be for the executive how likely it will be for the registrant to achieve the undisclosed target levels.

Response:

The Company advises the Staff that 2008 bonus awards for each of the named executive officers were approved and paid by the Company in May 2009 after the Company filed its Form 10-K/A. The dollar amount of each such bonus award is disclosed in Item 5 of the Company’s Quarterly Report on Form 10-Q filed on May 11, 2009. As disclosed on page 7 of the Form 10-K/A, the target bonus amount for Mr. Bennett in 2008 was $300,000. For each of the other named executive officers, the target bonus amount in 2008 was 35% of annual base salary. These target bonus amounts are specified in each executive officer’s employment agreement and disclosed on page 7 of the Form 10-K/A. In the case of Mr. Bennett, the target bonus amount may be changed in the discretion of the compensation and nominating committee. As disclosed on page 7 of the Form 10-K/A, the compensation and nominating committee of our board of directors has the discretion to award actual bonus amounts that are greater or less than the respective target bonus amounts, based on individual and company performance criteria and other factors. Performance criteria for the 2008 bonus awards were initially established by the committee in February 2008 and were comprised of both objective and subjective measures. During the course of the year, the compensation and nominating committee periodically re-evaluated the criteria, including the continued appropriateness of the measures and the Company’s relative performance against such measures. The Company advises the Staff that it did not disclose the performance criteria for bonus awards in 2008 because achievement of the quantitative factors, which included measures based on changes in the Company’s financial results for 2008 as compared to 2007, was not determinative for purposes of the committee’s decisions regarding final 2008 bonus awards. Rather, such financial performance criteria were considered together with other performance goals that were inherently subjective and qualitative. For example, some

Securities and Exchange Commission

September 18, 2009

of the other 2008 performance criteria for the Company included: (i) optimize performance of the Company’s Core middleware products, (ii) develop product roadmaps and strategies for specified technologies and markets, (iii) develop account strategies for key customers and (iv) increase market share in emerging markets. In determining the final bonus awards for the named executive officers, the compensation and nominating committee weighed both the objective and subjective criteria and also considered the individual performance evaluations and compensation recommendations provided by the Chairman of the Board, in the case of the Chief Executive Officer, and the Chief Executive Officer, in the case of the other named executive officers. Such individual evaluations and recommendations were inherently subjective in nature. Ultimately, no specific criteria were determinative, and the committee retained the authority to recommend final bonus amounts in its discretion.

Potential Payments upon Termination or Change in Control, page 14

SEC Comment:

13.	In future filings, please quantify the estimated payments and benefits that each of your named executive officers would receive if terminated or if your company undergoes a change in control. See Item 402(j)(2) of Regulation S-K and Instruction 1 to Item 402(j).

Response:

In response to the Staff’s comment, the Company confirms that it will provide in future filings the quantitative disclosures required pursuant to Item 402(j)(2) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence

Commercial Arrangements with Affiliates of Kudelski, page 21

SEC Comment:

14.	Please provide us with your analysis as to whether you are required to file your license and distribution agreement and your master services agreement with Nagravision SA as exhibits. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:

The Company respectfully advises the Staff that it believes that the referenced agreements entered into with Nagravision SA are not required to be filed in accordance with Item 601(b)(10)(ii)(A) of Regulation S-K, as they are contracts made in the ordinary course of

Securities and Exchange Commission

September 18, 2009

business and are currently immaterial in amount and significance. The license and distribution agreement is a “reseller agreement” that enables Nagravision to market and sublicense the Company’s middleware products and services to cable, satellite and telecommunications network operators worldwide. The Company has entered into a substantially similar distribution arrangement with Irdeto Access BV, a company that markets and sells similar products as Nagravision, and has also entered into distribution agreements with over 40 set-top box manufacturers that enable such manufacturers to distribute set-top boxes with our middleware products to cable, satellite and telecommunications network operators worldwide. For the year ended December 31, 2008 and the six months ended June 30, 2009, revenues recognized by the Company under its license and distribution agreement with Nagravision were $7.1 million and $4.3 million, respectively. The master services agreement between the Company and Nagravision contains substantially similar terms as are included in similar services agreements that the Company has entered into with its other customers and partners to which the Company provides professional services from time to time. For the year ended December 31, 2008 and the six months ended June 30, 2009, revenues recognized by the Company under its master services agreement with Nagravision were $1.1 million and $0.1 million, respectively. Total revenues recognized by the Company under both of the referenced agreements with Nagravision represented approximately 7% and 8% of the Company’s total revenues for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively. For these reasons, the Company does not believe that these agreements fall within the category of agreements that are required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. The Company also advises the Staff that it does not believe that filing the agreements will provide any additional useful information to investors over and above the description of such agreements that the Company has already included within the section entitled Commercial Arrangements with Affiliates of Kudelski in Item 13. Certain Relationships and Related Transactions and Director Independence on pages 21-22 of the Form 10-K/A.

Exhibits

Exhibit 10.11

SEC Comment:

15.	We note that you previously filed this exhibit as Exhibit 4.23 to your Form 20-F filed on April 18, 2001 and that a confidential treatment order related to that exhibit was granted on August 23, 2001. We note further that the confidential treatment order expired on March 19, 2006. If you still require confidential treatment for this exhibit, you must file a request for extension of the confidential treatment order. See Rule 24b-2 under the Exchange Act and Staff Legal Bulletin No. 1A. If you no longer require, or satisfy the conditions for, confidential treatment in regard to the agreement, and the agreement is required to be filed under Item 601 of Regulation S-K, please amend your Form 10-K to file a complete, unredacted version of the agreement.

Securities and Exchange Commission

September 18, 2009

Response:

The Company advises the Staff that it no longer considers Exhibit 10.11 to be a material contract required to be filed under Item 601 of Regulation S-K. The Company does not currently use the products licensed, nor does the Company have any further payment obligations under the agreement. The agreement terminates by its terms in March 2010. Accordingly, the Company intends to remove Exhibit 10.11 from the exhibit list of its next Annual Report on Form 10-K.

Exhibit 10.33

SEC Comment:

16.	We note that you have not provided schedules with Exhibit 10.33 and 10.34 that set forth the material terms of the executed agreements that differ from the form agreements that have been filed. Please advise. See Instruction 2 to Item 601 of Regulation S-K.

Response:

With respect to Exhibit 10.33, the Company advises the Staff that the differences between the executed agreements and the form agreements include the names, addresses and titles of the applicable executive officer to which the agreement relates, the principal place of employment and the base salary amount at the time the agreement was executed. In addition, the offer letter entered into between the Company and Michael Ivanchenko, who is a named executive officer, contains an agreement not to compete, which is disclosed on page 13 of the Form 10-K/A under the heading Employment Letter Agreements with Other Named Executive Officers in Item 11. Executive Compensation. The Company does not believe any of these differences constitute material details, as highlighted in Instruction 2 to Item 601 of Regulation S-K. In particular, the base salary amounts listed in the executed agreements are no longer current, and current base salary information for each of the named executive officers is disclosed elsewhere in the Summary Compensation Table on page 9 of the Form 10-K/A.

With respect to Exhibit 10.34, the Company advises the Staff that the only difference between the executed agreements and the form agreements are the names, titles and addresses of the applicable executive officer to which the agreement relates.

Securities and Exchange Commission

September 18, 2009

Accordingly, for both of the referenced exhibits, the Company does not believe that schedules of the type described in Instruction 2 to Item 601 of Regulation S-K are required nor would they provide any additional information for investors that is not already disclosed elsewhere in the Form 10-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 40

SEC Comment:

17.	We note your days sales outstanding appears to have increased significantly at June 30, 2009 as compared to December 31, 2008, and you attribute changes in operating cash flows primarily to changes in your accounts receivable balances. In this regard, please tell us what consideration you gave to discussing the underlying drivers of your operating cash flows, such as why your days sales outstanding has increased. See Section IV(B)(1) of SEC Release 33-8350.

Response:

The Company advises the Staff that its accounts receivable balance and days sales outstanding level (DSO) have remained within a relatively consistent range since the first quarter of 2008. The Company believes that recent quarterly variances in its level of DSO are due to ordinary course fluctuations in the Company’s operations and not due to material changes in underlying drivers of its operating cash flows. Such fluctuations include primarily the overall level of sales activity within a quarter and the timing of accounts receivable collections. The Company disclosed on page 40 of its Form 10-Q an $11.4 million increase in the changes in accounts receivable balance during the six months ended June 30, 2009 as compared with the changes in accounts receivable balance during the six months ended June 30, 2008. The Company advises the Staff that this increase primarily reflects the effect of successful collections efforts undertaken by the Company in the fourth quarter of 2007 in respect of some relatively large receivables, which resulted in a lower accounts receivable balance as of December 31, 2007.

For future filings, the Company confirms that it will consider the guidance set forth in Section IV(B)(1) of SEC Release 33-8350 and will provide additional disclosure as necessary to the extent any material changes occur in respect of the drivers that impact the Company’s operating cash flows and the associated sources and uses of cash. Furthermore, to the extent the Company

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September 18, 2009

believes that a material trend or uncertainty exists, the Company will include additional disclosure that explains the impact such trend or uncertainty may have on cash flows from operations and the associated sources and uses of cash.

*******

The Company confirms that it is responsible for the adequacy and accuracy of the disclosure in the filing. The Company understands that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company further understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please direct such questions to Judy Kopa, VP Finance & Corporate Controller, at (415) 962-5017 or the undersigned at (415) 962-5030.

Very truly yours,

OpenTV Corp.

/s/ Mark Beariault

Mark Beariault
General Counsel

cc:	OpenTV Corp.
Nigel (Ben) Bennett
Shum Mukherjee
Judy Kopa

Baker Botts L.L.P.
Lee Charles, Esq.